UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Landsea Homes Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

51509P103

(CUSIP Number)

Qin Zhou

Chief Executive Officer

Landsea Holdings Corporation

530 Lytton Ave, 2nd Floor, Palo Alto, CA 94301

(213) 689-5132

With a copy to:

James Hsu, Esq.

Squire Patton Boggs (US) LLP

555 Flower St 31st floor

Los Angeles, CA 90071

(213) 689-5170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Holdings Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 19,740,729 shares of common stock “(“Common Stock”) of Landsea Homes Corporation (the “Issuer”) held of record by Landsea Holdings Corporation (“Landsea Holdings”) immediately following the completion of the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in the Secondary Offering (as defined herein), as disclosed in the Issuer’s final prospectus supplement dated June 12, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2023.

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023, following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering, the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person CO; HC

(1)

Consists of 19,740,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by the Issuer as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, (c) disposing of 4,838,710 shares of Common Stock pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering, and (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in connection with the Secondary Offering.

Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Green Management Limited. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Landsea Green Management Limited or any of its subsidiaries having a beneficial ownership interest in Landsea Holdings that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023, following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering, the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in connection with the Secondary Offering.

CUSIP No. 51509P103	SCHEDULE 13D

1	Name of Reporting Persons Ming Tian
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see Item 3)
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 19,740,729 (1) (see Items 4 and 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,740,729 (1) (see Items 4 and 5)

11	Aggregate Amount Beneficially Owned by Each Person 19,740,729 shares of Common Stock (1) (see Items 4 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.1% (2)
14	Type of Reporting Person IN; HC

(1)

Consists of 19,740,729 shares of the Issuer’s Common Stock held of record by Landsea Holdings after (a) acquiring (i) 32,557,303 shares of Common Stock issued by Landsea Homes Corporation (the “Issuer”) as merger consideration pursuant to the Merger Agreement and (ii) 5,000,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (b) disposing of 179,038 shares of Common Stock pursuant to the Merger Agreement, as of January 7, 2021, (c) disposing of 4,838,710 shares pursuant to the Stock Purchase Agreement dated as of May 31, 2022, (d) disposing of 4,398,826 shares of Common Stock pursuant to the Share Repurchase Agreement dated as of June 1, 2022, (e) the automatic surrender and forfeiture on January 7, 2023 of 500,000 shares of Common Stock pursuant to the Sponsor Surrender Agreement, (f) the sale of 2,956,522 shares of Common Stock by Landsea Holdings in connection with the Secondary Offering, and (g) the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in connection with the Secondary Offering.

Mr. Tian may be deemed to have beneficial ownership of such shares since Landsea Holdings is 100% indirectly owned by Landsea Green Management Limited (F/K/A Landsea Green Properties Co. Ltd) and Mr. Tian indirectly beneficially owns approximately 58.53% of Landsea Green Management Limited through his interest in Easycorps Group Limited (“Easycorps”), Greensheid Corporation (“Greensheid”), and Landsea International Holdings Limited (“Landsea International”). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group Co., Ltd. (“Landsea Group”). Mr. Tian is the controlling shareholder of Landsea Group. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Tian, Easycorps, Greensheid, Landsea Group, Landsea Green Management Limited or any of Landsea Green Management Limited’s subsidiaries having a beneficial ownership interest in Landsea Holdings that he or it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

The percentage ownership is based upon 39,382,806 shares of Common Stock issued and outstanding as of June 21, 2023 following the completion of the sale of 2,956,522 shares of Common Stock by Landsea Holdings in the Secondary Offering and the repurchase of 443,478 shares of Common Stock by the Issuer through its participation in the Secondary Offering, and the sale of 443,478 shares of Common Stock by Landsea Holdings pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares in connection with the Secondary Offering.

Statement on Schedule 13D

Explanatory Note

This Amendment No. 5 amends and supplements the Schedule 13D filed on January 19, 2021 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 12, 2022, Amendment No. 2 filed on June 2, 2022, Amendment No. 3 filed on June 16, 2022, and Amendment No. 4 filed on June 16, 2023. This Amendment No. 5 reports that on June 21, 2023, Landsea Holdings disposed of 433,478 shares of the Issuer’s Common Stock pursuant to the exercise in full of the underwriters’ option to purchase additional shares in the Secondary Offering, and the number of shares reported as held by the Reporting Persons in this Amendment gives effect to such transaction.

Item 4. – Purpose of Transaction

Item 4 is hereby amended to add the following supplemental information:

The information set forth in Item 6 is hereby incorporated by reference into Item 4 of this Amendment No. 5.

Item 5. – Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) - (b) As of June 21, 2023, after completing the sale of 2,956,522 shares of Common Stock on June 15, 2023 in the Secondary Offering and sale of 443,478 shares of Common Stock on June 21, 2023 pursuant to the exercise in full of the Underwriters’ option to purchase Additional Shares, Landsea Holdings beneficially owns 19,740,729 shares of Common Stock, which represents 50.1% of the issued and outstanding shares of Common Stock of the Issuer after the completion of the Secondary Offering and the repurchase by the Issuer of the Repurchased Shares. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Landsea Holdings the power to vote or dispose, or to direct the voting or disposition of, such shares of Common Stock, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of the Shares. Information about the relationships of the Reporting Persons on the cover pages are incorporated herein by reference.

(c) Except for the Secondary Offering, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Original 13D Filing, has effected any transactions in the Shares during the past 60 days.

Item 6. – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows::

Underwritten Secondary Offering

On June 12, 2023, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Landsea Holdings as the selling stockholder and B. Riley Securities, Inc., as representative of the several underwriters named therein (the “Underwriters”), pursuant to which Landsea Holdings agreed to sell to the Underwriters an aggregate of 2,956,522 shares of Common Stock at a price per share of $7.50, before underwriting discounts and commissions (the “Secondary Offering”). As part of the Secondary Offering, Landsea Holdings also granted the Underwriters a 30-day option to purchase up to an aggregate of 443,478 additional shares of Common Stock (the “Additional Shares”) owned by Landsea Holdings. In addition, through participation in the Secondary Offering, the Issuer repurchased from the Underwriters 443,478 of the initial number of shares sold by Landsea Holdings at a per share price equal to the public per share Offering price (the “Repurchased Shares”). The Secondary Offering, including the repurchase by the Issuer of the Repurchased Shares, closed on June 15, 2023.

On June 16, 2023, the Underwriters exercised in full their option to purchase the Additional Shares. The sale of the Additional Shares by Landsea Holdings to the underwriters closed on June 21, 2023.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2023

Landsea Holdings Corporation

By:	/s/ Qin Zhou
Name:	Qin Zhou
Title:	Chief Executive Officer

Landsea Green Management Limited

By:	/s/ Ming Tian
Name:	Ming Tian
Title:	Chairman of the Board

/s/ Ming Tian
Ming Tian